Mail Stop 3561

March 31, 2010

Mr. Carl G. Schmidt
Chief Financial Officer
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

> **Re: Lee Enterprises, Incorporated**
> **Form 10-K for the year ended September 27, 2009**
> **Filed December 11, 2009**
> **File No. 001-06227**

Dear Mr. Schmidt:

We have reviewed your response letter dated March 26, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 27, 2009

Signatures

1. We note your response to our prior comment 3 and reissue the comment. The principal and accounting officer should also sign underneath the language indicating that the following persons have signed on behalf of the Registrant and in their respective capacities. Please refer to General Instructions D.2. for Signatures on Form 10-K.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may contact Susie Block at (202) 551-3210 if you have any questions regarding this comment. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(563) 327-2600